IVT Software, Inc.
196 North Crest Place
Lakewood, NJ 08701
Tel:  732-901-0566

September 4, 2008

Mr.  Collin Webster, ESQ.
Staff Attorney
Securities & Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20548

RE:  IVT Software, Inc.
File No. 333-151435

Dear Mr. Webster:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1  File No 333-151435   to 12:00 P.M. Eastern Standard Time on  September 8, 2008  or as soon as practicable thereafter.

We are also aware that:

-                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

-                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

IVT Software, Inc.

/s/ Martin Schwartz
CEO, President, Treasurer, Secretary